Fantex Brokerage Services, LLC
(SEC I.D. No 8-69114)

Statement of Financial Condition
as of December 31, 2015 and
Report of Independent Registered
Public Accounting Firm

PUBLIC DOCUMENT

*Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a Public Document*

FANTEX BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENT
AS OF DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Fantex Brokerage Services, LLC (the "Company") was formed in May 2012 as a Delaware limited liability company and wholly-owned subsidiary of Fantex Holdings, Inc. (the "Member"). The Company has relied primarily on the Member to date to conduct its operations.

The Member is the sole-managing member of the Company. The Company is registered as a broker-dealer with the United States (U.S.) Securities and Exchange Commission (SEC), forty nine states, the District of Columbia, Puerto Rico and the Virgin Islands. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, which in the Company's case is the Financial Industry Regulatory Authority, Inc. (FINRA). FINRA is the primary regulator of the Company.

The Company operates as a securities broker-dealer. The Company is engaged in the underwriting of securities on a best efforts basis issued by an affiliated corporation, Fantex, Inc. (Fantex).

During the period beginning January 1, 2105 through May 15, 2015, the Company carried retail customer accounts, including customer funds and securities, and facilitated transactions in connection with securities issued by Fantex. During that time, the Company entered into an agreement with Apex Clearing Corporation (Apex), to act as its clearing broker and converted customer accounts, including funds and securities, to Apex. As of year-end, the Company introduces customer accounts on a fully-disclosed basis to Apex and does not hold customer funds or safekeep customer securities.

Certain Significant Risks and Uncertainties – The Company can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows: the ability to maintain an adequate rate of growth; the impact of the current economic climate on its business; the ability to effectively manage its growth; the ability of the Company to underwrite new securities issued by Fantex; and the impact of labor issues in any of the major professional sports leagues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. On an ongoing basis, management will evaluate these estimates. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

Cash — Cash includes cash held in banks.

Receivable from and Payable to Clearing Organization — Accounts receivable from and payable to clearing organization include amounts due from Apex and clearing and other fees payable to Apex. All transactions with Apex are pursuant to the clearing agreement in effect.

Deposits with Clearing Organization — Deposits with clearing organization include deposit amounts held at Apex.

Securities Transactions — Customers' securities transactions are reported on a settlement date basis. The Company does not engage in principal trading except in connection with the initial public offering of Fantex securities nor does the Company own investment securities for its own account.

Fantex securities offered by the Company are non-listed, over-the-counter equity securities that trade solely on the Fantex alternative trading system (ATS). Fantex securities are non-marginable and the Company does not borrow or loan securities for delivery.

Investment Banking — Investment banking revenues include gains, losses, and fees, net of expenses, arising from securities offerings in which the Company acts as an underwriter. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred are recognized at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company expenses these costs.

Income Taxes — As a single member limited liability company, the Company is not directly liable for income taxes. The Company is included in the consolidated federal and state income tax return filed by the Member. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statements.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Financial Instruments Not Recorded at Fair Value — Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are described below. The Company's financial instruments not recorded at fair value but for which fair value can be approximated and disclosed include:

Cash is recorded at amounts that approximate fair value.

Receivable from and Deposit with Clearing Organization consist of certain amounts due from Apex under contractual obligations and are recorded at amounts that approximate fair value.

Payable to Clearing Organization, Accounts Payable and Accrued Expenses consist of certain amounts payable to Apex and certain amounts payable or accrued to others under contractual obligations, which are short-term in nature and accordingly are recorded at amounts that approximate fair value.

3. **RECEIVABLE FROM AND PAYABLE TO CUSTOMERS**

As of December 31, 2015, there were no receivables from or amounts payable to customers. Customer cash balances and securities positions were transferred to Apex in May 2015.

4. **DEPOSITS WITH CLEARING ORGANIZATION**

    The Company maintains a $250,000 deposit with Apex, its clearing organization.

5. **OTHER ASSETS**

    Other assets of $37,345 consists of certain prepaid expenses and funds held on deposit with FINRA for certain regulatory expenses.

6. **NET CAPITAL REQUIREMENTS**

    The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Net capital and the related net capital requirement may fluctuate on a daily basis. The Company is required to maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi). At December 31, 2015, the Company recorded net capital of $976,559 which was $971,559 in excess of its minimum net capital requirement.

    The Company operates pursuant to Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule) under the Securities Exchange Act of 1934, which requires the Company to clear all transactions on a fully disclosed basis with Apex, the Company's clearing organization, and to promptly transmit all customer funds and securities to Apex. Apex carries all of the customer accounts and maintains and preserves such books and records as are customarily made by a clearing organization.

7. **RELATED-PARTY TRANSACTIONS**

    The Company facilitates transactions involving Fantex securities on the Fantex Alternative Trading System (ATS). The ATS is owned by the Member and the related operating expenses paid by the Member are included in the expense allocation to the Company. The Company will continue to rely on the Member to conduct its operations until such time as the Company's revenues are sufficient to finance operations.

    Certain expenses incurred for the year ended December 31, 2015 were paid by the Member and allocated to the Company based on the expenses incurred by the Company in its operations. The allocations were based on the time spent by employees of the Member on activities of the Company, the number of full time employees performing Company activities and direct expenses incurred for the operations of the Company. The expense allocations have been determined on the basis that the Company and the Member considered to be reasonable reflections of the utilization of services provided for the benefit received by the Company.

    Since being admitted as a member of FINRA, the Company established the Expense Sharing Agreement (the "Agreement"). Expenses incurred by the Member will be allocated to the Company according to the Agreement.

    During the year ended December 31, 2015, the Company incurred $7,625,387 of total expenses related to its operations, of which $6,602,796 was paid by the Member. The Company did not and has no obligation to reimburse the Member for this amount as of December 31, 2015. Such amount was recorded as contributions from the Member. The Company did not receive cash contributions from the Member during the year ended December 31, 2015.

8. SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2015, through the date the accompanying financial statements were filed with the SEC. Based on this evaluation, other than as recorded or disclosed within the accompanying financial statements and related notes, the Company has determined none of these events were required to be recognized or disclosed.

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